Exhibit 99.1

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

(Unaudited)

	As of March 31,	As of September 30,
	2023	2023
Assets	RMB	RMB	USD
Current assets
Cash and cash equivalents	71,925	79,952	11,136
Restricted cash	500	500	70
Accounts receivable, net	52,241	40,838	5,688
Prepaid expenses and other current assets, net	95,311	101,388	14,121
Due from related parties	584	618	86
Inventories	16,169	13,607	1,895
Assets related to discontinued operation	292	307	43
Total current assets	237,022	237,210	33,039
Non-current assets
Property and equipment, net	61,410	58,785	8,188
Operating lease right-of-use assets, net	13,030	11,226	1,564
Intangible assets, net	1,677	1,066	148
Equity method investment	-	-	-
Other non-current assets	-	222	31
Total non-current assets	76,117	71,299	9,931
Total assets	313,139	308,509	42,970

Liabilities and shareholder’s equity
Current liabilities
Accounts payable	126,685	102,782	14,315
Short-term borrowings	53,935	47,430	6,606
Current portion of long-term borrowings	1,080	1,080	150
Due to related parties	5,018	37,512	5,225
Lease liability	3,673	3,803	530
Other payables and accrued liabilities	54,479	62,138	8,655
Income tax payables	18	18	3
Current liabilities related to discontinued operation	781	819	114
Total current liabilities	245,669	255,582	35,598
Non-current liabilities
Long-term borrowings	6,870	6,330	882
Government grants	8,697	8,395	1,169
Deferred tax liability	295	210	29
Lease liability - non-current	10,876	8,941	1,245
Total non-current liabilities	26,738	23,876	3,325
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB265,773 and RMB225,803 as of March 31, 2022 and September 30, 2023, respectively)	272,407	279,458	38,923
Commitments and contingencies	-	-	-

Shareholder’s equity
- Preference share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as of March 31, 2023 and September 30, 2023	-	-	-
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 13,567,793 shares as of March 31,2023 and September 30, 2023	9	9	1
Additional paid-in capital	216,504	216,504	30,155
Accumulated deficit	(175,893)	(186,379)	(25,959)
Accumulated other comprehensive income	3,469	3,812	532
Total UTime Limited shareholder’s equity	44,089	33,946	4,729
Non-controlling interests	(3,357)	(4,895)	(682)
Total shareholders’ equity	40,732	29,051	4,047
Total liabilities and shareholders’ equity	313,139	308,509	42,970

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

(Unaudited)

		Six months ended September 30,
	Note	2022	2023
		RMB	RMB	USD

Revenue	17	127,695	83,926	11,689
Cost of sales		115,199	79,980	11,140
Gross profit		12,496	3,946	549
Operating expenses:
Selling expenses		4,176	3,393	473
General and administrative expenses		26,070	15,811	2,202
Other expenses (income), net	13	(7,581)	(5,458)	(760)
Total operating expenses		22,665	13,746	1,915
Loss from operations		(10,169)	(9,800)	(1,366)
Interest expenses		4,075	1,960	273
Loss before income taxes		(14,244)	(11,760)	(1,639)
Income tax benefits		(85)	(85)	(12)
Loss from discontinued operation		1,456	91	13
Net loss		(15,615)	(11,766)	(1,640)
Less: Net loss attributable to non-controlling interests		(1,350)	(1,280)	(178)
Net loss attributable to UTime Limited		(14,265)	(10,486)	(1,462)

Comprehensive loss
Net loss		(15,615)	(11,766)	(1,640)
Foreign currency translation adjustment		3,769	343	48
Total comprehensive loss		(11,847)	(11,423)	(1,592)
Less: Comprehensive loss attributable to non-controlling interest		(1,350)	(1,280)	(178)
Comprehensive loss attributable to UTime Limited		(10,497)	(10,143)	(1,414)

Loss per share attributable to UTime Limited
Continuing operations		(1.55)	(0.76)	(0.11)
Discontinued operation		(0.18)	(0.01)	(0.001)

Weighted average ordinary shares outstanding
Basic and diluted		8,267,793	13,567,793	13,567,793

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

(Unaudited)

	Equity attributable to UTime Limited
	Ordinary shares		Additional	Retained Earnings	Accumulated Other	Non-	Total
	Number of Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Comprehensive Income (Loss)	controlling Interests	Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2022	8,267,793	5	152,236	(88,277)	1,024	(520)	64,468
Net loss	-	-	-	(14,265)	-	(1,350)	(15,615)
Foreign currency translation difference	-	-	-	-	3,769	(196)	3,573
Balance as of September 30, 2022	8,267,793	5	152,236	(102,542)	4,793	(2,066)	52,426

Balance as of April 1, 2023	13,567,793	9	216,504	(175,893)	3,469	(3,357)	40,732
Net loss	-	-	-	(10,486)	-	(1,280)	(11,766)
Foreign currency translation difference	-	-	-	-	343	(258)	85
Balance as of September 30, 2023	13,567,793	9	216,504	(186,379)	3,812	(4,895)	29,051

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

(Unaudited)

	Six months ended September 30,
	2022	2023
	RMB	RMB	USD

Cash flows from operating activities:
Net Loss (excluding discontinued operation)	(14,159)	(11,675)	(1,627)
Loss of discontinued operation	(1,456)	(91)	(13)
Adjustments to reconcile net income (loss) from operations to net cash used by operating activities
Depreciation and amortization	2,602	3,237	451
Allowances for obsolete inventories, net	(230)	-	-
Loss on disposal of property and equipment	118	-	-
Deferred tax	-	(85)	(12)
Net changes in operating assets and liabilities:
Accounts receivable	(6,183)	12,179	1,696
Prepaid expenses and other current assets	(1,133)	(3,671)	(511)
Inventories	17,714	2,566	357
Accounts payable	(2,697)	(27,321)	(3,805)
Other payables and accrued liabilities	(7,140)	6,817	949
Related parties	935	5,485	764
Government grants	6,928	(302)	(42)
Other non-current assets	15	(222)	(31)
Net cash used in operating activities	(4,686)	(13,083)	(1,824)

Investing activities:
Payment for property and equipment	(2,057)	-	-
Payment for intangible assets	(147)	-	-

Net cash used in investing activities	(2,204)	-	-

Financing activities:
Proceeds from short-term borrowings	19,310	5,000	696
Loan received from a shareholder	2,000	30,728	4,280
Repayment of loan from a shareholder	(3,000)	(4,100)	(571)
Repayment of short-term borrowings	(11,026)	(11,505)	(1,602)
Repayments of long-term borrowings	(330)	(540)	(75)

Net cash provided by financing activities	6,954	19,583	2,728

Effect of exchange rate changes on cash and cash equivalent and restricted cash	7,726	1,527	214
Net increase in cash and cash equivalent and restricted cash	7,790	8,027	1,118
Cash and cash equivalents and restricted cash at beginning of period	67,192	72,434	10,089
Cash and cash equivalents and restricted cash at end of period	74,982	80,461	11,207

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Six months ended September 30,
	2022	2023
	RMB	RMB	USD
Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	-	-	-
Interest paid	4,075	2,464	343

	As of September 30,
	2022	2023
	RMB	RMB	USD
Reconciliation of cash, cash equivalents and restricted cash in unaudited condensed consolidated statements of cash flows
Restricted cash	500	500	70
Cash and cash equivalents	74,482	79,961	11,137
Cash, cash equivalents and restricted cash	74,982	80,461	11,207

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

UTime Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2018. UTime Limited does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE. UTime Limited, its subsidiaries, VIE and subsidiaries of the VIE (together, the “Company”) is primarily engaged in the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories.

(a) History and Reorganization

The Company commenced its operations in June 2008 through United Time Technology Co., Ltd. (“UTime SZ” or “VIE”), a People’s Republic of China (the “PRC” or “China”) company established by Mr. Minfei Bao (“Mr. Bao”), Mr. Junlin Zhou (“Mr. Zhou”) and Mr. Bo Tang (“Mr. Tang”). As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired 28% and 20% equity interests of UTime SZ from Mr. Zhou and Mr. Tang, respectively, with the total consideration of RMB9.6 million in cash through his private fund. As of the acquisition date, such non-controlling interests amounted to RMB17.2 million and were transferred to equity attributable to UTime Limited, of which RMB1.0 million relating to foreign currency translation was transferred to the accumulated other comprehensive income, and remaining balance of RMB16.2 million was transferred to additional paid-in capital. After the acquisition, Mr. Bao became the sole shareholder of UTime SZ. Prior to the reorganization, UTime SZ’s equity interests were held by Mr. Bao.

For the purpose of an initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, UTime Limited was incorporated in the Cayman Islands. In November and December 2018, UTime International Limited (“UTime HK”) was incorporated in Hong Kong and Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”) was incorporated in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with VIE and Mr. Bao, which were further amended and restated in August and September 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. Min He (“Mr. He”). Pursuant to these agreements as detailed in note 1(b), the Company believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries, and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of the VIE and is able to consolidate the VIE and its subsidiaries.

Do Mobile India Private Ltd. (“Do Mobile”) was incorporated on October 24, 2016 in New Delhi, India. It is an operating entity that sells cell phone products and provides after-sale services for the Company’s own in-house brand products in India. Prior to the reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrust agreement with Mr. Wukai Song through a holding company, Bridgetime Limited (“Bridgetime”). Bridgetime was incorporated on September 5, 2016 in British Virgin Island (“BVI”) under the laws of BVI, with Mr. Wukai Song owning 70% through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 30% of equity interest.

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing shareholders’ structure to Mr. Wukai Song owning 90% equity interest, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song, and Mr. Yunchuan Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen as a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed authorized shares from 150,000 to 135,000 at a par value of US$1.00 which was accounted as a cancellation of non-controlling interest in the consolidated statements of shareholders’ equity.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

After this, Mr. WuKai Song owned 100% of equity interest of Bridgetime, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song. On May 23, 2019, Bridgetime approved a board resolution that transferred 135,000 ordinary shares owning by Mr. Wukai Song to UTime Limited. Since inception, Bridgetime has only made nominal investments into Do Mobile and no substantial business operations have occurred.

On May 20, 2019, the Company approved a board resolution that agreed to transfer 12,000,000 ordinary shares being owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the laws of the BVI and 100% owned by Mr. Bao.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the laws of the BVI and controlled by Mr. He. HMercury Capital Limited purchased an aggregation of 377,514 ordinary shares. On the same day, the Company approved a board resolution for issuance of 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement. As a result, Grandsky Phoenix Limited and HMercury Capital Limited own 96.95% and 3.05% of equity interest of the Company.

On April 29, 2020, the Company approved a board resolution, which became effective immediately, that agreed to repurchase 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value (the “Repurchased Shares”) from Grandsky Phoenix Limited and HMercury Capital Limited, respectively, in accordance with their respective share percentages based on the share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company approved a board resolution and signed capital contribution letter with Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letter, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. Before and after the repurchase of ordinary shares, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 96.95% and 3.05% of our issued and outstanding ordinary shares, respectively. The Company considers this repurchase of ordinary shares was part of the Company’s recapitalization to result in 4,517,793 ordinary shares issued and outstanding prior to completion of its IPO. The Company believes it is appropriate to reflect these nominal share repurchases to result in 4,517,793 ordinary shares being issued and outstanding or reduction of 63.5% of total ordinary shares being issued and outstanding after the repurchase of ordinary shares similar to 0.365-for-1 reverse stock split.

As of September 30, 2023, details of the subsidiaries and VIE of the Company are set out below:

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
Subsidiaries
UTime HK	November 1, 2018	Hong Kong	100%	Investment Holding
UTime WFOE	December 18, 2018	China	100%	Investment Holding
Bridgetime	September 5, 2016	British Virgin Island	100%	Investment Holding
Do Mobile	October 24, 2016	India	99.99%	Sales of in-house brand products in India

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
VIE
UTime SZ	June 12, 2008	China	100%	Research and development of products, and sales
Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	VIE’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	VIE’s subsidiary	Trading
UTime India Private Limited (“UTime India”)	February 7, 2019	India	UTime Trading’s subsidiary	Trading
Guangxi UTime Technology Co., Ltd. (“UTime Guangxi”)	November 1, 2021	China	UTime Trading’s subsidiary	Manufacturing
Gesoper S De R.L. De C.V. (“Gesoper”)	October 21, 2020	Mexico	UTime Trading’s subsidiary	Trading
Firts Communications And Technologies De Mexico S.A. De C.V. (“Firts”)	November 12, 2021	Mexico	Gesoper’s subsidiary	Trading

(b) VIE Arrangements between the VIE and the Company’s PRC subsidiary

The Company conducts substantial majority of business in the PRC through a series of contractual arrangements with the VIE and its subsidiaries. The VIE and subsidiaries of the VIE hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and subsidiaries of the VIE hold the assets necessary to operate the Company’s business and generate substantial majority of the Company’s revenues.

Our contractual arrangements with the VIE and its respective shareholders allow us to (i) determine the most significant economic activities of the VIE; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws. As a result of our direct ownership in UTime WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States of America (“US GAAP”). We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with US GAAP.

The following is a summary of the contractual arrangements by and among UTime WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Exclusive Technical Consultation and Service Agreement. Pursuant to the exclusive technical consultation and service agreement entered into between UTime WFOE and the VIE, dated on March 19, 2019, UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. The VIE agrees to pay UTime WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by UTime WFOE and the VIE; and (ii) service fee otherwise confirmed by UTime WFOE and the VIE for specific technical services and consulting services provided by UTime WFOE in accordance with the VIE’s requirement from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agree to pledge their 100% equity interests in the VIE to UTime WFOE to secure the performance of the VIE’s obligations under the existing exclusive call option agreement, power of attorney, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the shareholders, UTime WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws.

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, each of the shareholders has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its assets. With regard to the equity transfer option, the total transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE. But if the lowest price permitted by the then-effective PRC Law is lower than the above capital contribution, the transfer price shall be the lowest price permitted by the PRC Law. With regard to the asset purchase option, the transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC Law.

Power of Attorney. Pursuant to a series of powers of attorney dated March 19, 2019 and amended on September 4, 2019 issued by each shareholder of the VIE, each shareholder of the VIE irrevocably authorizes UTime WFOE or any natural person duly appointed by UTime WFOE to exercise on the behalf of such shareholders with respect to all matters concerning the shareholding of such shareholders in the VIE, including without limitation, attending shareholders’ meetings of the VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, the chairperson, directors, supervisors, the chief executive officer and any other senior management of the VIE.

Business Operation Agreement. Pursuant to the business operation agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE hereby acknowledge, agree and jointly and severally warrant that without the prior written consent of UTime WFOE or any party designated by UTime WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to UTime WFOE and with the explicit prior written consent of UTime WFOE). In addition, the VIE and its shareholders hereby jointly agree to accept and strictly implement any proposal made by UTime WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management and the financial management system of the VIE.

Spouse Consent Letter. Pursuant to a series of spousal consent letters dated March 19, 2019 and amended on September 4, 2019, executed by the spouses of the shareholders of the VIE, Mr. Bao and Mr. He, the signing spouses confirmed and agreed that the equity interests of the VIE are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their spouses.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	imposing fines, confiscating the income from the Company’s PRC subsidiary or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or determine the most significant economic activities of the VIE; or

●	restricting or prohibiting our use of the proceeds of its IPO to finance our business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to determine the most significant economic activities of the VIE and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or VIE.

Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. The shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to determine the most significant economic activities of the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2023 and September 30, 2023 are as follows:

	As of	As of
	March 31,	September 30,
	2023	2023
	RMB	RMB

Assets
Current assets
Cash and cash equivalents	277	3,286
Restricted cash	500	500
Accounts receivable, net	52,241	40,838
Prepaid expenses and other current assets, net	70,202	75,154
Due from related parties	584	618
Inventories	16,169	13,607
Total current assets	139,973	134,003
Non-current assets
Property and equipment, net	61,411	58,785
Operating lease right-of-use assets, net	13,030	11,226
Intangible assets, net	1,677	1,066
Equity method investment	-	-
Other non-current assets	-	222
Total non-current assets	76,118	71,299
Total assets	216,091	205,302

Liabilities
Current liabilities
Accounts payable	126,683	102,782
Short-term borrowings	53,935	47,430
Current portion of long-term borrowings	1,080	1,080
Due to related parties	4,705	9,789
Lease liability	3,673	3,803
Other payables and accrued liabilities	48,941	37,025
Income tax payables	18	18
Total current liabilities	239,035	201,927
Non-current liabilities
Long-term borrowings	6,870	6,330
Government grants	8,697	8,395
Deferred tax liability	295	210
Lease liability - non-current	10,876	8,941
Total non-current liabilities	26,738	23,876

Total liabilities	265,773	225,803

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The table sets forth the revenue, net loss and cash flows of the VIE and subsidiaries of VIE in the table below.

	Six months ended September 30,
	2022	2023
	RMB	RMB
Revenue	127,695	83,926
Net loss	(11,604)	(9,947)
Net cash used in operating activities	(4,409)	4,806
Net cash used in investing activities	(2,204)	-
Net cash provided by financing activities	6,954	(1,945)

(c) Initial Public Offering

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.

(d) Asset Acquisitions

On December 17, 2021, the Company, through UTime Trading, acquired a 51% of the controlling equity interest of Gesoper. Subsequently, on January 17, 2022, Gesoper acquired 85% economic equity interest in Firts, which were determined to be variable interest entities of which the Company is considered the primary beneficiary.

(e) Discontinued operation in India

The Company ceased operations in India, where in-house brand products were produced, for the six months ended September 30, 2023. Due to an overall change of business environment in India since July 2021, the Company decided to make a strategic shift and switch focus from India to Mexico. Assets, liabilities and expenses of India are disclosed as assets, liabilities and loss of discontinued operation in the consolidated financial statements.

The following table presents carrying amounts of the classes of assets and liabilities of discontinued operation of Do Mobile in India:

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB

Assets classified as discontinued operation	292	307

Liabilities classified as discontinued operation	781	819

The financial results of Do Mobile are presented as loss from discontinued operation in the consolidated statement of comprehensive loss.

	Six months ended September 30,
	2022	2023
	RMB	RMB

Loss from discontinued operation, net of income taxes	1,456	91

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — GOING CONCERN

The Company’s financial statements is prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.

As of September 30, 2023, the Company had current assets of RMB237.2 million (US$33.0 million) and current liabilities of RMB255.6 million (US$35.6 million), resulting in a working capital deficit of approximately RMB18.4 million (US$2.6 million). As of March 31, 2023, the Company had current assets of RMB237.0 million and current liabilities of RMB245.7 million, resulting in a working capital deficit of approximately RMB8.7 million.

The Company had accumulated deficit of RMB175.9 million and RMB186.4 million (US$26.0 million) as of March 31, 2023 and September 30, 2023, respectively. For the six months ended September 30 2023, the Company incurred a net loss of RMB11.8 million (US$1.6 million).

The Company continues to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. The Company expects that the existing and future cash generated from operation will be sufficient to fund the future operating expenses and capital expenditure requirements. In addition, the Company is also working on raising additional funding to finance the operations as well as business expansion.

The consolidated financials have been prepared assuming that the Company will continue as a going concern and, accordingly financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant inter-company balances and transactions between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax and provision for employee benefits. Actual results could differ from those estimates and judgments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments with original maturities of three months or less at the date of purchase, that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

Restricted cash

Restricted cash consisted of collateral representing cash deposits for long-term borrowings.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable and other receivables are reflected in the Company’s consolidated balance sheets at their estimated collectible amounts. A substantial majority of its accounts receivable are derived from sales to well-known technological clients. The Company follows the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which the Company regularly assesses its ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. The Company provides an allowance for doubtful accounts when it determines that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. The Company takes into consideration (a) historical bad debts experience, (b) any circumstances of which it is aware of a customer’s or debtor’s inability to meet its financial obligations, (c) changes in its customer or debtor payment history, and (d) its judgments as to prevailing economic conditions in the industry and the impact of those conditions on its customers and debtors. If circumstances change, such that the financial conditions of its customers or debtors are adversely affected and they are unable to meet their financial obligations to the Company, it may need to record additional allowances, which would result in a reduction of its net income.

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2022 and September 30, 2023, the aggregate amounts of cash and cash equivalents, and restricted cash are RMB67.2 million and RMB72.4 million respectively.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2023 and September 30, 2023, the Company recorded RMB0.1 million of allowances for accounts receivable.

Major customers and accounts receivable — During the six months ended September 30, 2022, the Company had three customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB27.9 million, RMB20.0 million and RMB19.6 million, respectively, relate to OEM/ ODM services segment. During the six months ended September 30, 2023, the Company had four customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB17.3 million, RMB16.1 million, 10.2 million and RMB8.4 million, respectively, relate to OEM/ ODM services segment.

Major suppliers —During the six months ended September 30, 2022, the Company had no suppliers accounting over 10% of total purchases and processing fees. During the six months ended September 30, 2023, the Company had two suppliers accounting over 10% of total purchases and processing fees.

Inventories

Inventories of the Company consist of raw materials, finished goods and work in process. Inventories are stated at lower of cost or net realizable value with cost being determined on the weighted average method. Elements of cost in inventories include raw materials, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life-cycle.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expenses as incurred. Depreciation of property and equipment are provided using the straight-line method over their estimated useful lives as follows:

Useful life
Office real estate	48 years
Furniture and equipment	3 – 6 years
Production and other machineries	5 – 10 years

Upon retirement or sale of an asset, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to other (income) expenses, net.

Intangible assets, net

Intangible asset results from the acquisition of the licensed software and customer relationships. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. The Company accounts for such licensed software with definite lives and amortized using the straight-line method over its estimated useful life of 3 to 10 years.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. No impairment charge was recognized for all periods presented.

Equity method investment

The Company’s long-term investments consist of equity method investment. Investment in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings when the decline in value is determined to be other-than-temporary.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments

Under the FASB’s authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1	Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain unobservable assumptions and projections in determining the fair value assigned to such assets.

All transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investment in those instruments.

Fair Value Measured or Disclosed on a Recurring Basis

Borrowings — Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of the Company’s borrowings approximates fair value as the borrowing bears interest rates that are similar to existing market rates.

Other financial items for disclosure purpose — The fair value of other financial items of the Company for disclosure purpose, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, other current assets, accounts payable, other payables and accrued liabilities, approximate their carrying value due to their short-term nature.

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. As of September 30, 2023 and March 31, 2023, the deferred revenue were RMB 8.4 million and RMB 8.7 million, respectively. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the six months ended September 30, 2022 and 2023 were RMB0.3 million and RMB0.03 million, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease, right-of-use (“ROU”) assets and lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease, ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease, ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company have elected not to recognize ROU assets and lease liabilities for short-term leases for all classes of underlying assets. Short-term leases are leases with terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Company derives revenue principally from the sale of mobile phones and accessories. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration the Company expects to be entitled from a customer in exchange for providing the goods or services.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company’s revenue is primary derived from (i) OEM and ODM services for well-known brands; (2) its own in-house brands, positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 18 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the six months ended September 30, 2022 and 2023.

1) Cooperation with OEM/ODM customers

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company generates its revenue through product sales, and shipping terms generally indicate when it has fulfilled its performance obligations and passed control of products to its customer, when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when selling the goods and bears the risks of obsolescence and loss in relation to the goods but has no right to return the products (other than for defective products). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Revenue from OEM/ODM customers does not meet the criteria to be recognized over time since 1) it does not have the right of payment for the performance completed to date, 2) its work neither creates or enhances an asset controlled by customers until goods are delivered to the customer, 3) customers do not receive and consume benefits simultaneously provided by its performance.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2) Sales of products for in-house brands

The Company ceased operations in India where in-house brand products were produced, for the six months ended September 30, 2023. Due to an overall change of business environment in India since July 2021, the Company has decided to make a strategic shift and switch focus from India to Mexico.

Contract assets and liabilities

Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company’s revenue recognition process. The majority of the Company’s cost of fulfillment as a manufacturer of products is classified as inventories and property and equipment, which are accounted for under the respective guidance for those asset types. Other costs of contract fulfillment are immaterial due to the nature of the Company’s products and their respective manufacturing processes.

Contract liabilities are mainly advance from customers.

Warranty

The Company offers a standard product warranty that the product will operate under normal use. For products sold to OEM/ODM customers, the warranty period generally ranges from one to two years from the time of final acceptance. In general, the Company ships free spare parts as product warranty to these customers while the products are sold. For products sold to end users through retailers in India, the warranty period includes a one year warranty to end users. The Company has the obligation, at its option, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve.

Value added tax

In the PRC, value added tax (the “VAT”) of 17% (before May 1, 2018), 16% (from May 1, 2018 to April 1, 2019) and 13% (after April 1, 2019 until now) on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The Company reports revenue net of VAT. VIE and its subsidiary in China that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of sales

Cost of sales consists primarily of material costs, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead, which are directly attributable to the production of products. Write-down of inventories to lower of cost or net realizable value is also recorded in cost of sales.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the consolidated statement of comprehensive loss in the period in which they are incurred.

Income taxes

Income taxes are accounted for using the asset and liability method as prescribed by ASC 740 “Income Taxes.” Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the six months ended September 30, 2022 and 2023. As of March 31, 2023 and September 30, 2023, the Company did not have any significant unrecognized uncertain tax positions.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation and transactions

The reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries with operations in the PRC, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies, except that UTime Trading uses United States dollar (“US$”) as functional currency. The financial statements of the Company’s subsidiaries, other than the consolidated VIE and VIE’s subsidiary with the functional currency in RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rate for equity amounts and the average rate during the reporting period for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIE and VIE’s subsidiary, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in other (income) expenses, net in the consolidated statements of comprehensive loss.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the six months ended September 30, 2023 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the USD by the People’s Bank of China on September 30, 2023 of USD1.00 = RMB7.1798. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2023, or at any other rate.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive loss

Comprehensive loss is comprised of the Company’s net loss and comprehensive loss. The component of comprehensive loss is consisted solely of foreign currency translation adjustments.

Loss per share

Basic net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares, if any. Basic and diluted loss per share for each of the periods presented are calculated as follows:

	Six months ended September 30,
	2022	2023
	RMB	RMB

Numerator:
Net loss	(15,615)	(11,766)
Net loss attributable to non-controlling interest	(1,350)	(1,280)
Net loss attributable to UTime Limited, basic and diluted	(14,265)	(10,486)
Denominator:
Weighted average shares outstanding, basic and diluted	8,267,793	13,567,793
Net loss attributable to UTime Limited per ordinary share:
Continuing operations	(1.55)	(0.76)
Discontinued operation	(0.18)	(0.01)

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

NOTE 4 — ACCOUNTS RECEIVABLE, NET

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB
Accounts receivable	52,444	40,980
Allowance for doubtful accounts	(136)	(142)
Accounts receivable, net	52,308	40,838

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the allowance for doubtful accounts was as follows:

	For the six months ended September 30,
	2022	2023
	RMB	RMB
Balance at beginning of period	126	136
Additions for the period	-	-
Written off for the period	-	-
Foreign currency translation difference	15	6
Balance at the end of period	141	142

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 4 — ACCOUNTS RECEIVABLE, NET (cont.)

As of March 31, 2023 and September 30, 2023, the allowance for doubtful accounts amounted to RMB0.1 million. The Company determined that the collection of these customers’ receivable is not probable due to financial difficulties experienced by related customers.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB
Advance to suppliers	63,410	75,093
Input GST/IVA	384	455
Receivables from supply chain service provider	7,648	4,727
Expected return assets	-	-
Other receivables	24,224	21,468
Allowance for doubtful accounts	(355)	(355)
Prepaid expenses and other current assets, net	95,311	101,388

As of March 31, 2023, other receivables consisted of deposits for leased equipment and VAT accrued for purchase of raw materials amounted to RMB2 million and RMB7 million. As of September 30, 2023, other receivables consisted of deposits for leased equipment and VAT accrued for purchase of raw materials amounted to RMB2 million and RMB3 million.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — INVENTORIES

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB
Raw materials	12,294	9,929
Work in progress	2,972	2,164
Finished goods	11,217	11,860
Total inventory, gross	26,483	23,953
Inventory reserve	(10,314)	(10,346)
Total inventory, net	16,169	13,607

The Company analyzed the valuation of inventory and disposed obsolete inventories. As a result of such analysis, the movement of inventory reserve was as follows:

	Six months ended September 30,	Six months ended September 30,
	2022	2023
	RMB	RMB
Balance at beginning of year	10,792	10,314
Additional charge (written off), net	(224)	-
Foreign currency translation difference	-	32
Balance at the end of year	10,568	10,346

NOTE 7 — PROPERTY AND EQUIPMENT, NET

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB
Office real estate	20,996	20,995
Furniture and equipment	5,991	5,991
Production and other machineries	55,004	55,004
Total	81,991	81,990
Less: accumulated depreciation	20,581	23,205
Property and equipment, net	61,410	58,785

Depreciation charged to expense amounted to RMB2.0 million and RMB2.6 million for the six months ended September 30, 2022 and 2023, respectively.

No impairment for property and equipment was recorded for the six months ended September 30, 2022 and 2023.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES

Operating leases as lessor

The Company has non-cancellable agreements to lease our equipment to tenant under operating lease for 1 to 3 years. The leases do not contain contingent payments. At September 30, 2023, the minimum future rental income to be received is as follows:

As of September 30,	RMB
2024	402
2025	201
Total	603

For the six months ended September 30, 2022 and 2023, the operating lease income of RMB1.6 million and RMB1.6 million, respectively, net of the depreciation charges of corresponding equipment of RMB1.4 million and RMB1.3 million, respectively, were recorded in other expenses, net in the consolidated statements of comprehensive loss.

Operating leases as lessee

The Company leases space under non-cancelable operating leases for office and manufacturing locations and production equipment. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions.

Most leases include option to renew in condition that it is agreed by the landlord before expiry. Therefore, the majority of renewals to extend the lease terms are not included in its right-of-use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluate the renewal options and when they are reasonably certain of exercise, the Company includes the renewal period in its lease term.

As most of the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The components of the Company’s lease expense are as follows:

	Six months ended September 30,
	2022	2023
	RMB	RMB

Operating lease cost	1,758	1,593
Short-term lease cost	-	-
Lease cost	1,758	1,593

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES (cont.)

Supplemental cash flow information related to its operating leases was as follows for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	2,226	2,287

Maturities of its lease liabilities for all operating leases are as follows as of September 30, 2023:

	RMB	USD
2024	4,575	637
2025	4,575	637
2026 and after	5,069	706
Total lease payments	14,219	1,980
Less: Interest	(1,475)	(205)
Present value of lease liabilities	12,744	1,775
Less current portion, record in current liabilities	(3,803)	(530)
Present value of lease liabilities	8,941	1,245

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2023 and September 30, 2023:

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.61	3.11
Weighted average discount rate	7.00%	7.00%

NOTE 9 — EQUITY METHOD INVESTMENT

For the six months ended September 30, 2022 and 2023, the Company recorded its pro-rata share of losses in Philectronics of RMBnil, as other (income) expenses, net in the consolidated statements of comprehensive loss. The Company recorded RMBnil impairment losses on its investment during the six months ended September 30, 2022 and 2023, as other expenses, net in the consolidated statements of comprehensive loss. Philectronics has net liability position and temporarily ceased its operation without foreseeable plan for resuming its business operation.

	Six months ended September 30,
	2022	2023
	RMB	RMB

Cost	1,425	1,425
Less: accumulated impairment	(1,425)	(1,425)
Equity method investment, net	-	-

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — OTHER NON-CURRENT ASSETS

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB

Prepayment for property and equipment and intangible asset	-	222
Total other non-current assets	-	222

NOTE 11 — BORROWINGS

		As of March 31,	As of September 30,
	Note	2023	2023
		RMB	RMB
Short-term borrowings
Secured loan	(a)	7,800	7,300
PingAn Bank Co., Ltd.	(b)	2,000	-
China Resources Bank of Zhuhai Co., Ltd. Loan 1	(c)	22,000	22,000
China Resources Bank of Zhuhai Co., Ltd. Loan 2	(d)	2,000	2,000
Baosheng County Bank	(e)	2,400	-
WeBank Co., Ltd. 1	(f)	1,990	1,373
WeBank Co., Ltd. 2	(g)	1,000	762
WeBank Co., Ltd. 3	(h)	1,745	995
China Resources SZITIC Trust Company Limited	(i)	3,000	3,000
Industrial and Commercial Bank of China (“ICBC”) Loan 1	(j)	5,000	5,000
ICBC Loan 2	(k)	5,000	5,000
		53,935	47,430

Long-term borrowings
Shenzhen Rural Commercial Bank loan 1	(l)	6,370	5,950
Shenzhen Rural Commercial Bank loan 2	(m)	1,580	1,460
		7,950	7,410

Representing by:
Current portion of long-term borrowings		1,080	1,080
Non-current portion of long-term borrowings		6,870	6,330

(a)	In November 2020, UTime SZ and TCL Commercial Factoring (Shenzhen) Company Limited (“TCL Factoring”) executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is from 8.0% to 9.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Mobile Communication Company Limited (“TCL Huizhou”). This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20 million. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. As of March 31, 2023 and September 30, 2023, UTime SZ obtained loans under the factoring agreement at the total amount of RMB7.8 million and RMB7.3 million, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 11 — BORROWINGS (cont.)

(b)	In November 2021, UTime SZ entered into a credit agreement with PingAn Bank Co., Ltd. to borrow RMB2 million for a term of 3 years, with an annual effective rate of 12.96%. The loan is guaranteed by Mr. Bao and his spouse. The loan was repaid in May 2023.

(c)	On November 24, 2022, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 5.5%. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse. The loan will be due in November 2023.

(d)	On December 5, 2022, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB2 million as working capital at an annual effective interest rate of 8.0%. The loan will be due on October 25, 2023.

(e)	On August 31, 2022, UTime SZ entered into a credit line agreement with Shenzhen Nanshan Baosheng County Bank Co., Ltd. (“Baosheng County Bank”) according to which Baosheng County Bank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a one-year term from August 31, 2022 to August 31, 2023. On August 31, 2022, UTime SZ entered into a working capital loan agreement with Baosheng County Bank to borrow RMB3 million as working capital for one year at an annual effective interest rate of 8.0%. It is payable at monthly installment of RMB0.1 million from September 2021 to August 2022, with a balloon payment of the remaining balance in the last installment. The loan is secured by the office owned by UTime SZ and guaranteed by UTime Guangxi, Mr. Bao and his spouse. The loan was fully repaid in August 2023.

(f)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1.99 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 9.45%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 and September 30, 2023, UTime SZ loans under the credit agreement was RMB1.99 million and RMB1.37 million, respectively.

(g)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 9.45%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 and September 30, 2023, UTime SZ loans under the credit agreement was RMB1 million and RMB0.8 million, respectively.

(h)	On May 18, 2022, UTime SZ entered into a credit line agreement with WeBank according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a two-year term from May 18, 2022 to May 18, 2024, with an annual effective interest rate of 11.34%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 and September 30, 2023, UTime SZ loans under the credit agreement was RMB1.7 million and RMB1.0 million, respectively.

(i)

On January 10, 2023, UTime SZ entered into a working capital loan agreement with China CITIC Bank, to borrow RMB3 million as working capital at an annual effective interest rate of 4.35%. The loan will be due in January 2024.

(j)	On December 2, 2022, UTime SZ entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”), to borrow RMB 5 million as working capital at an annual effective interest rate of 3.75%. The loan will be due in 12 months.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 11 — BORROWINGS (cont.)

(k)	On December 7, 2022, UTime SZ entered into a loan agreement with ICBC, to borrow RMB 5 million as working capital at an annual effective interest rate of 3.75%. The loan will be due in 12 months.

(l)	On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB7 million for a term of 3 years, which is payable at monthly installment of RMB0.07 million from July 2022 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan bears a fixed interest rate of 4.5% per annum. The loan was secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2023 and September 30, 2023, the balance of the loan was RMB6.37 million and RMB5.95 million, respectively. Out of the total outstanding loan balance, current portion amounted were RMB0.84 million and RMB0.84 million, which is presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB5.53 million and RMB5.11 million, which is presented as non-current liabilities in the consolidated balance sheet as of March 31, 2023 and September 30, 2023, respectively.

(m)	In July 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2 million for a term of 3 years, which is payable at monthly installment of RMB0.02 million from July 2021 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2023 and September 30, 2023, the balance of the loan are RMB1.58 million and RMB1.46 million, respectively. Out of the total outstanding loan balance, current portion amounted were RMB0.24 million and RMB0.24 million, which is presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB1.34 million and RMB1.22 million, which is presented as non-current liabilities in the consolidated balance sheet as of March 31, 2023 and September 30, 2023, respectively.

NOTE 12 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB
Advance from customers	16,902	12,770
Accrued payroll	11,853	11,211
VAT payable	7,292	3,591
Other payables	18,432	34,566
Total	54,479	62,138

As of March 31, 2023, other payables mainly included RMB6.8 million advance from supply chain service provider, RMB2.2 million advance refundable to a customer and RMB3 million refundable to a vendor. As of September 30, 2023, other payables mainly included RMB6.8 million advance from supply chain service provider, RMB2.2 million advance refundable to a customer and RMB22.3 million advances from a third party to the Company, for developing and promoting healthcare wearable devices in the US market.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — OTHER EXPENSES/(INCOME), NET

	Six months ended September 30,
	2022	2023
	RMB	RMB
Exchange gains	(7,449)	(4,924)
Government grants	(264)	31
Others	132	(565)
Total	(7,581)	(5,458)

NOTE 14 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Controlling shareholder of the Company

Mr. He	Beneficial shareholder of the Company

Mr. Yu	Chief Financial Officer of the Company

Philectronics	An equity method investee of the Company

Grandsky Phoenix Limited	100% owned by Mr. Bao

(1)	Due from related parties

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB

Philectronics	536	560
Mr. Yu	48	58

	584	618

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB

Mr. Bao	4,779	9,893
Grandsky Phoenix Limited	239	27,619
	5,018	37,512

(1)	On April 1, 2023, The Company entered into a loan agreement with Grandsky Phoenix Limited to borrow USD3.5 million, with a term of one year. The loan is interest free and will be due by March 31, 2024.

NOTE 15 — SHAREHOLDERS’ EQUITY

As of March 31, 2021, the Company had 140,000,000 authorized ordinary shares, and 4,517,793 ordinary shares were issued and outstanding, respectively.

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.  As of September 30, 2023, the Company had 140,000,000 authorized ordinary shares, and 8,267,793 ordinary shares were issued and outstanding, respectively.

On June 29, 2022, the board of directors of the Company approved the 2022 Performance Incentive Plan (the “2022 PIP”). Under the 2022 PIP, the Company has reserved a total of 5,300,000 shares of common stock for issuance as or under awards to be made to the participants of the Company. On November 7, 2022, 5,300,000 shares of common stock were issued and granted under the 2022 PIP. Total fair value of the shares of common stock granted was calculated at $9,301,500 as of the date of issuance at $1.755 per share.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 16 — COMMITMENTS AND CONTINGENCIES

(a)	Capital commitment

As of September 30, 2023, the Company had no capital commitments.

(b)	Legal proceedings

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company has not recorded any material liabilities in this regard as of March 31, 2023 and September 30, 2023.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

NOTE 17 — REVENUE AND GEOGRAPHY INFORMATION

	Six months ended September 30,
	2022	2023
	RMB	RMB
Feature phone	61,090	48,413
Smart phone	50,714	22,295
Others	15,891	13,218
Total	127,695	83,926

The Company’s sales breakdown based on location of customers is as follows:

	Six months ended September 30,
	2022	2023
	RMB	RMB
Mainland China	53,727	58,495
Hong Kong	4,813	-
Africa	27,452	6,662
The United States	12,367	7,831
Mexico	22,201	7,375
South America	934	-
Others	6,201	3,563
Total	127,695	83,926

The location of the Company’s long-lived assets is as follows:

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB
PRC	74,438	70,008
Mexico	3	3
Total	74,441	70,011

Pursuant to ASC 280-10-50-41, the other non-current assets of RMB nil and RMB0.2 million, and the intangible assets, net of RMB1.8 million and RMB1.1 million were excluded from long-lived assets as of March 31, 2023 and September 30, 2023 respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB72.1 million as of March 31, 2023 and September 30, 2023.

The subsidiaries did not pay any dividend to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from equity method investments.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

BALANCE SHEETS

	As of March 31,	As of September 30,
	2023	2023
	RMB	RMB
ASSETS
Current assets
Cash and Cash equivalents	2	1,809
Prepaid expenses and other current assets	25,109	26,235
Inter-company receivable	79,393	91,630
Non-current assets
Investment in subsidiary	(18,929)	(29,971)
Total assets	85,575	89,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Inter-company payable	35,634	2,921
Due to related parties	313	27,723
Other payables and accrued liabilities	5,539	25,113
Total liabilities	41,486	55,757

Shareholders’ equity
Preference share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding As of March 31, 2023 and As of September 30, 2023, respectively	-	-
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 13,567,793 shares as of March 31,2023 and 13,567,793 shares as of September 30, 2023	9	9
Additional paid-in capital	216,504	216,504
Accumulated deficit	(175,893)	(186,379)
Accumulated other comprehensive income	3,469	3,812
Total shareholder’s equity	44,089	33,946
Total liabilities and shareholders’ equity	85,575	89,703

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE LOSS

	Six months ended September 30,
	2022	2023
	RMB	RMB

Loss from equity method investments	(11,304)	(8,583)
Operating expenses	(2,961)	(1,903)
Net loss	(14,265)	(10,486)
Foreign currency translation difference	3,770	342
Comprehensive loss	(10,496)	(10,144)

STATEMENTS OF CASH FLOWS

	Six months ended September 30,
	2022	2023
	RMB	RMB

CASH FLOW FROM OPERATING ACTIVTIES
Net loss	(14,265)	(10,486)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss of subsidiaries	11,304	8,583
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,173)	-
Inter-company payable (net of inter-company receivable)	7,028	(42,455)
Related parties	-	5,528
Other payables and accrued liabilities	2,241	19,087
Net cash used in operating activities	5,135	(19,743)
Loan received from a shareholder	-	21,528
Effect of exchange rate changes on cash and cash equivalent and restricted cash	(1,618)	22
Net change in cash and cash equivalent	3,517	1,807
Cash and cash equivalents, beginning of year	6	2
Cash and cash equivalents, end of year	3,523	1,809

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2023 and September 30, 2023, respectively.

NOTE 19 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.